[redacted]

08025582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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RECD S.E.C.
FEB 28 2008
603

SEC FILE NUMBER
8- 18316

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section FEB

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tweedy, Browne Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Park Avenue, 9th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Finn (212)-916-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Browne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tweedy Browne Company LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

SHELDON S. HSU
Notary Public, State of New York
No. 31-4906913
Qualified In New York County
Term Expires April 4, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tweedy, Browne Company LLC

Financial Statements and Supplemental Schedules
Pursuant to SEC Rule 17a-5
December 31, 2007

Tweedy, Browne Company LLC
Index
December 31, 2007

Page(s)

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Members of Tweedy, Browne Company LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in members' capital and cash flows present fairly, in all material respects, the financial position of Tweedy, Browne Company LLC (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2008

Tweedy, Browne Company LLC
Statement of Financial Condition
December 31, 2007

Assets	
Current assets	
Cash and cash equivalents	$ 8,201,245
Investment advisory fees receivable	9,769,365
Receivable from clearing broker	308,035
Other current assets	104,230
Total current assets	18,382,875
Security deposits	618,576
Furniture, equipment and leasehold improvements, (net of accumulated depreciation and amortization of $3,390,784)	2,510,100
Total assets	$ 21,511,551
Liabilities and Members' Capital	
Current liabilities	
Accounts payable and other accrued liabilities	$ 2,025,583
Accrued professional fees	103,298
Total current liabilities	2,128,881
Commitments and contingencies (Note 6)	
Members' capital	19,382,670
Total liabilities and members' capital	$ 21,511,551

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Income
Year Ended December 31, 2007

Revenues	
Investment advisory fees	$ 174,562,924
Performance-based management fees	964,085
Brokerage commissions	635,885
Interest and other income	1,181,951
Total revenues	177,344,845
Expenses	
Employee compensation and benefits	16,379,276
Selling, general and administrative	5,603,150
New York City unincorporated business taxes	4,559,133
Facilities and related expenses	3,385,016
Professional fees	1,670,700
Depreciation and amortization	619,587
Total expenses	32,216,862
Net income	$ 145,127,983

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Changes in Members' Capital
Year Ended December 31, 2007

	Managing Member	Nonmanaging Members	Total
Members' capital, beginning of year	$ 8,485,328	$ 11,952,727	$ 20,438,055
Distributions to members	(86,049,326)	(60,134,042)	(146,183,368)
Net income	85,815,940	59,312,043	145,127,983
Members' capital, end of year	$ 8,251,942	$ 11,130,728	$ 19,382,670

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Cash Flows
Year Ended December 31, 2007

Reconciliation of net income to net cash provided by operating activities	
Net income	$ 145,127,983
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	619,587
Changes in assets and liabilities	
Decrease in investment advisory fees receivable	1,033,664
Increase in receivable from clearing broker	(272,984)
Decrease in other current assets	79,806
Increase in accounts payable and other accrued liabilities	216,080
Increase in accrued professional fees	7,415
Net cash provided by operating activities	146,811,551
Cash flows from investing activities	
Purchase of furniture, equipment and leasehold improvements	(263,722)
Net cash used in investing activities	(263,722)
Cash flows from financing activities	
Distributions paid	(146,183,368)
Net cash used in financing activities	(146,183,368)
Increase in cash and cash equivalents	364,461
Cash and cash equivalents, beginning of year	7,836,784
Cash and cash equivalents, end of year	$ 8,201,245
Cash paid during the year for	
Unincorporated business taxes	$ 4,150,000

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Tweedy, Browne Company LLC (the "Company") is a limited liability company organized in the state of Delaware, registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and an investment advisor, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an introducing broker-dealer that clears its transactions through Bear, Stearns Securities Corp. on a fully disclosed basis. The Company provides brokerage services to its clients primarily in connection with its money management operations. As a registered investment advisor, it provides investment advisory services to various high net worth individuals and institutions. Additionally, as more fully explained in Note 7, the Company is the investment advisor to three registered investment companies, five related domestic investment partnerships and five related Passive Foreign Investment Companies. The Company was reorganized on October 9, 1997 as a successor to the business of Tweedy, Browne Company L.P. (the "Predecessor Partnership"). Immediately following the conversion to a limited liability company, the former partners of the limited partnership sold an equity interest of approximately 71% to Affiliated Managers Group, Inc. ("AMG"). AMG became the managing member of the Company and the former partners of the limited partnership continued as nonmanaging members. AMG's equity interest has subsequently increased to 72.8%.

The Company's headquarters are located in New York City. It also has a research satellite office in London, U.K. to conduct securities research in connection with foreign investments.

2. Significant Accounting Policies

Basis of Presentation
The financial statements of the Company are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. All accounts are maintained in U.S. dollars.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers any investment with an original maturity of three months or less to be a cash equivalent.

Furniture, Equipment and Leasehold Improvements
Property, equipment and software are stated at cost and are being depreciated over their estimated useful lives, ranging from 3 to 7 years, using the straight-line method or an accelerated method beginning in the year an item was placed in service. The difference between the accelerated method and the straight-line method is not material. Leasehold improvements, which are at cost, are amortized over the shorter of their estimated useful lives or the term of the leases.

Revenue Recognition
The Company's revenues consist primarily of investment advisory fees and brokerage commissions, which are recognized as revenue when earned. Investment advisory fees from the three registered investment companies are recognized as earned and are billed semi-monthly based on average net assets over the period. The majority of the investment advisory fees from managed accounts are billed in advance on a quarterly basis. Fees billed in advance are deferred and recognized over the period earned. Performance-based management fees on managed accounts are generally earned based upon a percentage of the increase in value of the various portfolios due solely to the appreciation in value of securities plus interest, dividends or other income for the period and are recognized at the end of the measurement period, typically quarterly or annually. Brokerage commissions are recognized on a trade date basis and are remitted by the clearing broker on a monthly basis after necessary offsets for clearing charges and execution costs. Such clearing charges and execution costs are included within selling, general and administrative expense in the statement of income. The Company attempts to limit its brokerage commissions to an amount that approximates the clearing charges and execution costs on the respective trade.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown as they involve future claims that have not occurred and may not occur. However, based on past experience, management expects the risk of loss to be remote.

Income Taxes
The Company is not subject to federal or state income taxes. The members are responsible for reporting their proportionate share of the Company's income on their separate returns. The Company is subject to New York City unincorporated business taxes, which is based on a percentage of New York City business income, as defined by the tax rules. This is reflected as an expense in the statement of income.

Recent Accounting Pronouncements
In September 2006, Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management does not expect the adoption of SFAS 157 to have a material impact on the Company's financial statements.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109* (the "Interpretation"). The Interpretation establishes for all entities, including pass-through entities such as the Company, a maximum threshold for financial statement recognition of the benefits of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. The Company's adoption of FIN 48, effective January 1, 2007, had no impact on the financial statements.

3. Receivable from Clearing Broker

The Company is an introducing broker that clears its customer security transactions through Bear, Stearns Securities Corporation on a fully disclosed basis. The Company pays its clearing broker a fixed ticket charge for clearing its transactions. At December 31, 2007, $308,035 is due from the clearing broker, consisting principally of commissions due on transactions after deductions for clearing and other execution charges.

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2007 are summarized as follows:

Computer equipment and software	$ 2,467,781
Furniture and fixtures	350,379
Leasehold improvements	3,082,724
	5,900,884
Less: Accumulated depreciation and amortization	(3,390,784)
	$ 2,510,100

Depreciation and amortization expense amounted to $619,587 for the year ended December 31, 2007. During 2007, the Company disposed of approximately $729,000 of fully depreciated computer equipment and software.

5. Profit Sharing Plan

The Company has a noncontributory profit sharing plan (the "Plan") that covers all eligible employees of the Company. The Company's contribution to the Plan for the year ended December 31, 2007 amounted to $1,120,459, of which $29,103 was payable by the Company at December 31, 2007 and is included in accounts payable and other accrued liabilities on the statement of financial condition.

6. Commitments and Contingencies

The Company currently leases office space in New York City, Long Island and London, U.K. under lease agreements expiring August 31, 2015, September 30, 2013 and November 30, 2012, respectively. In addition, with respect to the New York office, the Company has entered into an operating lease for certain computers, software, and furniture. Rent expense under these leases for the year ended December 31, 2007 was $2,001,506 for the New York City office, $96,176 for the Long Island Disaster Recovery Site and $211,877 for the U.K. office. During 2007, the Company subleased a portion of its New York office space and earned rental income of approximately $393,389, which is included in Interest and other income on the statement of income.

The lease commitments provide for minimum annual rental payments as follows:

	New York City	Long Island Disaster Recovery Site	London, U.K.
2008	$ 1,711,644	$ 88,372	$ 88,025
2009	1,471,585	90,769	88,025
2010	1,946,449	93,239	88,025
2011	1,946,449	95,783	88,025
2012	1,946,449	98,403	80,689
2013 and thereafter	5,190,531	67,493	-
	$ 14,213,107	$ 534,059	$ 432,789

The London amounts above are translated from British pounds at the December 31, 2007 exchange rate. These minimum rentals are subject to escalation or reduction based upon certain costs incurred by the landlord and, with respect to the London office, by real estate tax for each year that the premise is actually occupied by the Company.

The Company is subject to claims, legal proceedings and other contingencies in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and can be reasonably estimated. Management believes that any liability in excess of these accruals upon the ultimate resolution of these matters will not have a material adverse effect on the financial condition of the Company.

7. Related Party Transactions

In addition to commissions and investment advisory fees from unrelated customers, the Company receives investment advisory fees and commission income for securities brokerage services performed for five domestic investment limited liability companies, wherein certain of the nonmanaging members of the Company are members and the Company is the managing member, and for five Passive Foreign Investment Companies, wherein certain of the nonmanaging members of the Company are stockholders and the Company is the investment advisor. For the year ended December 31, 2007, such commissions and investment advisory fees amounted to $487,892 and $12,829,962, respectively. At December 31, 2007, investment advisory fees receivable from such products were $1,356,791.

The Company has distribution agreements with Tweedy, Browne Fund Inc. as the exclusive sales agent for Tweedy, Browne Global Value Fund, Tweedy, Browne Value Fund and Tweedy, Browne Worldwide High Dividend Yield Value Fund (the "Funds"). The Company is the investment advisor for each of the Funds and the aforementioned nonmanaging members of the Company are officers and/or directors of Tweedy, Browne Fund Inc. During the year ended December 31, 2007, the Company earned investment advisory fees of $103,823,574 from the Tweedy, Browne Global Value Fund, $6,404,082 from the Tweedy, Browne Value Fund and $74,421 for the Tweedy, Browne Worldwide High Dividend Yield Value Fund, of which $5,122,742, $309,961 and $26,762, respectively, was receivable at December 31, 2007.

Under the Cash Management Program agreement with the managing member, the Company makes loans to the managing member of excess cash and earns a rate of return. The Cash Management Program allows the Company to apply loan program balances against amounts due to the managing member for their income allocation distributions. For the year ended December 31, 2007, the Company earned $439,675 in interest income under the Cash Management Program.

8. Distributions and Allocations

The Limited Liability Company Agreement (the "Agreement"), governing the operations of the Company, contains provisions which call for the allocation of income and gain to capital accounts and subsequent distribution to its members. This is generally in proportion to their respective ownership percentage, as defined in the Agreement. Distributions are generally the only amounts received by members for their LLC unit ownership or services provided to the Company.

9. Net Capital Requirement

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1, the Uniform Net Capital Rule. This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in SEC Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company computes its net capital under the aggregate indebtedness method permitted by SEC Rule 15c3-1 which requires the Company to maintain net capital equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness (a maximum ratio of 15 to 1) as those terms are defined by the rule. At December 31, 2007, the Company had net capital of $12,227,643, which was $12,085,718 in excess of its required net capital of $141,925. The Company's net capital ratio was .17 to 1 at December 31, 2007.

The Company is exempt from the provisions of SEC Rule 15c3-3 because it does not receive any funds or securities in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

10. Concentrations

The Company maintains its cash balances in two major New York City banks. The balances in these accounts usually exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on such deposits.

The majority of the Company's brokerage transactions, and consequently the concentration of its credit exposure, is with broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to control credit risk by monitoring credit limits and requiring collateral where appropriate.

The Company generates the majority of its revenues by providing management, investment advisory, and shareholder services to domestic customers. Revenues are also generated by the Company's securities brokerage business. Fees for services are mainly asset or transaction based and, as a result, the Company's revenues may fluctuate based on the performance of financial markets.

Tweedy, Browne Company LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2007

Total members' capital	$ 19,382,670
Less: Nonallowable assets	
Property, equipment and leasehold improvements, net	2,510,100
Managed accounts receivables and other assets	4,561,958
Other charges - Excess deductible on Fidelity bond	82,969
Total nonallowable assets	7,155,027
Net capital	12,227,643
Less: Minimum net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $5,000)	141,925
Excess net capital	$ 12,085,718
Aggregate indebtedness	$ 2,128,881
6-2/3% of aggregate indebtedness	141,925
Percent of aggregate indebtedness to net capital	17%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17A-5 Part II or IIA FOCUS Report as of December 31, 2007, filed by the Company on January 23, 2008.

Tweedy, Browne Company LLC
Schedule II - Computation for Determining Reserve Requirements For Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraph (k)(2)(ii) of that rule, as all customer transactions are cleared through Bear, Stearns Securities Corporation, another registered broker-dealer, on a fully disclosed basis.

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Members of Tweedy, Browne Company LLC

In planning and performing our audit of the financial statements of Tweedy, Browne Company LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly security examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to

permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2008

END